Exhibit 99.1

December 17, 2025

By EDGAR

Nouveau Monde Graphite Inc.

481 rue Brassard
Saint-Michel-des-Saints, Québec
Canada J0K 3B0

Nouveau Monde Graphite Inc. (the “Company”) - Prospectus Supplement dated December 17, 2025 (the “Prospectus Supplement”) to the Form F-10 Registration Statement of the Company dated November 25, 2025, as amended on December 5, 2025

Dear Sirs/Mesdames:

We hereby consent to the reference to our firm name on the face of the Prospectus Supplement and under the headings “Legal Matters” and “Documents Filed as Part of The Registration Statement”, and to the reference to our firm name and the use of our opinion under the heading “Certain Canadian Federal Income Tax Considerations” in the Prospectus Supplement of the Company filed pursuant to General Instruction II.L of Form F-10, which forms part of the Registration Statement on Form F-10 filed by the Company with the United States Securities and Exchange Commission.

Yours truly,

/s/ Stein Monast LLP

Stein Monast LLP

Stein Monast Building

70 Dalhousie Street, Suite 300

Quebec City QC, Canada G1K 4B2

418.529.6531/514.360.6531